SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March, 2002

Embraer – Brazilian Aviation Company
(Translation of registrant's name into English)

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.
Av. Brigadeiro Faria Lima, 2170
12227-901 São José dos Campos, São Paulo, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F__X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes____ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is hereby incorporated by reference into the filer's Registration Statement on Form F-3 (No. 333-14018).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

Dated: March 11 ,2002

By: ______________________
Name: Carlos Rocha Villela
Title: General Counsel

EXHIBIT INDEX

1. One copy of the Company's press release relating to Proposal to Distribute Interest on Shareholders' Equity relative to the first quarter of 2002, dated March 8, 2002.

2. One copy of the Company's press release relating to Proposal to Distribute Dividends relative to the second semester of 2001, dated March 8, 2002.

EXHIBIT 1

EMBRAER

Embraer
Embraer – Empresa Brasileira de Aeronáutica S.A.

Press Release

Proposal to Distribute Interest on Shareholders' Equity
relative to the first quarter of 2002

On March 19, 2002, the Board of Directors will meet to approve the proposal of the company's management regarding the distribution of Interest on Shareholders' Equity for the first quarter of 2002.

The management of Embraer proposes to pay to the shareholders of the Company Interest on Shareholders' Equity relative to the first quarter of 2002, in the amount of R$ 58,909,823.25, according to the following conditions:

1. the Company will pay to the holders of the Company's common stock R$ 0.07777 per common share, and the Company will pay to the holders of preferred shares R$ 0.08554 per preferred share, equal to R$ 0.34216 per American Depositary Share (ADSs). This cash dividend complies with the right of the holders of preferred shares to receive dividends 10% above the holders of common shares, according to article 17, II, a, paragraph 1, of Law 6,404/76, and Law 10,303, dated October 31, 2001;

2. all the outstanding shares (including the preferred shares and the ADSs distributed as a stock dividend (as approved by the shareholders' Special Meeting on March 1, 2002)), will be entitled to the Interest on Shareholders' Equity;

3. the Interest on Shareholders' Equity is subject to the retention of 15% withholding tax, except in the case of holders who are exempt from such tax;

4. the Interest on Shareholders' Equity already distributed will be included in the computation of the compulsory dividends to be distributed by the Company for the current fiscal year; the total amount shall include the dividends distributed by the Company for all the purposes of the Brazilian corporate legislation;

5. the record date for shares negotiated on the São Paulo Stock Exchange (Bovespa) is March 20, 2002, and the record date for ADSs negotiated on the New York Stock Exchange (NYSE) is March 25, 2002;

6. the interest in Brazil will be April 15, 2002, and the holders of ADSs will be paid on April 22, 2002, both without any compensation;

7. the shares will be negotiated on the São Paulo Stock Exchange (Bovespa) and on the NYSE, ex-interest right, on and including March 21, 2002.

São José dos Campos, March 8, 2002

Antonio Luiz Pizarro Manso
Executive Vice-President Corporate & CFO

EXHIBIT 2

EMBRAER

Embraer
Embraer – Empresa Brasileira de Aeronáutica S.A.

Press Release

Proposal to Distribute Dividends
relative to the second semester of 2001

On March 19, 2002, the Board of Directors will meet to approve the proposal of the Company's management regarding the distribution of cash dividends relative to the second semester of 2001.

The management of Embraer proposes to distribute to its shareholders semi-annual dividends in the amount of R$ 100,010,224.08. This amount is net of amounts relating to interest on shareholders' equity distributed in the second semester of 2001; with respect to the cash dividends, the record date for shares negotiated on the São Paulo Stock Exchange (Bovespa) is March 20, 2002, and the record date for ADSs negotiated on the New York Stock Exchange (NYSE) is March 25, 2002. The following conditions will apply to the distribution of the cash dividend:

1. the preferred shares and the American Depositary Shares (ADSs) distributed as a stock dividend, which was approved by the Shareholders Special Meeting on March 1, 2002, will not be entitled to such dividends.

   These shares will have the same rights as the outstanding shares in Bovespa from March 21, 2002 and in the NYSE from March 27, 2202;

2. to the shareholders of preferred shares the Company will pay a cash dividend of R$ 0.16662 per preferred share, equal to R$ 0.66648 per ADS, free from withholding tax, and totaling R$ 63,272,016.54. This cash dividend complies with the right of the holders of preferred shares to receive dividends 10% above the holders of common shares, according to article 17, II, a, paragraph 1, of Law 6,404/76, and Law 10,303, dated October 31, 2001;

3. to the holders of common shares the Company will pay a dividend of R$ 0.15147 per share, free from withholding tax, totaling R$ 36,738,207.54;

4. the dividends in Brazil will be April 5, 2002, and the holders of ADSs will be paid on April 12, 2002, both without any compensation;

5. the shares will be negotiated on the São Paulo Stock Exchange (Bovespa), and on the New York Stock Exchange (NYSE), ex-dividends right, on and including March 21, 2002.

São José dos Campos, March 8, 2002

Antonio Luiz Pizarro Manso
Executive Corporate Vice-President & CFO